SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                 FORM U-12(I)-B

        Statement Pursuant to Section 12(i) of the Public Utility Holding
                   Company Act of 1935 by a Person Employed or
        Retained by a Registered Holding Company or a Subsidiary Thereof


     1. Name and business address of person filing statement.

        Skadden, Arps, Slate, Meagher & Flom LLP ("SASM&F"), 4 Times Square, New York, NY 10036, 1440 New York Ave, NW, Washington DC 20005.

     2. Names and business addresses of any persons through whom the undersigned has engaged in activities described in item 4 below.

        New York:  Peter A. Atkins

        Washington: Robert S. Bennett, Glen S. Bernstein, David E. Carney, Judith A. Center, Gerald A. Clark, W. Mason Emnett, John N. Estes, Mathew W. S. Estes, III, David J. Goldstone, Stephen W. Hamilton, David J. Hill, William R. Hollaway, Colleen P. Mahoney, Clifford M. Naeve, John S. Moot, Jerry L. Pfeffer, Saul M. Pilchen, Gerald L. Richman, Michael P. Rogan, William S. Scherman, John
L. Shepherd, Jeffrey A. Sherman, Paul B. Silverman, Pankaj K. Sinha, Noel H. Symons, William C. Weeden

     3. Registered holding company systems involved.

        Allegheny Energy, Inc. and its subsidiaries
        Cinergy Corp. and its subsidiaries
        Enron Corp. and its subsidiaries
        Entergy Corp. and its subsidiaries
        Exelon Corp. and its subsidiaries
        Great Plains Energy Inc. and its subsidiaries
        National Grid Group plc and its subsidiaries
        NiSource Inc. and its subsidiaries
        Northeast Utilities System and its subsidiaries
        Pepco Holdings, Inc. and its subsidiaries
        Progress Energy Inc. and its subsidiaries
        Xcel Energy Inc. and its subsidiaries

     4. Position or relationship in which the undersigned is retained by each of the companies named in Item 3 and brief description of the nature of the services to be rendered in such relationship.

        Legal counsel for matters before the Securities and Exchange Commission, the Federal Energy Regulatory Commission, and/or the United States Congress.

     5. (a) Compensation received and to be received by the undersigned, and any other persons, directly or indirectly, for the services described in item 4, above and the sources of such compensation.

                                   Salary or other compensation:


       -------------------------------------------------------------------------------------------
         Name of       (a)                   (b)                 Person or company
         recipient   Received         To be received          from whom received or to be received

       -------------------------------------------------------------------------------------------
       SASM&F        See Exhibit A        See Exhibit A       Allegheny Energy, Inc.

       SASM&F        See Exhibit A        See Exhibit A       Cinergy Corp.

       SASM&F        See Exhibit A        See Exhibit A       Enron Corp.

       SASM&F        See Exhibit A        See Exhibit A       Entergy Corp.

       SASM&F        See Exhibit A        See Exhibit A       Exelon Corp.

       SASM&F        See Exhibit A        See Exhibit A       Great Plains Energy Inc.

       SASM&F        See Exhibit A        See Exhibit A       National Grid Group plc

       SASM&F        See Exhibit A        See Exhibit A       NiSource Inc.

       SASM&F        See Exhibit A        See Exhibit A       Northeast Utilities System

       SASM&F        See Exhibit A        See Exhibit A       Pepco Holdings, Inc.

       SASM&F        See Exhibit A        See Exhibit A       Progress Energy Inc.

       SASM&F        See Exhibit A        See Exhibit A       Xcel Energy Inc.


        (b) Basis for compensation if other than salary.

               Hourly billing rates plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

         (a) Total amount of routine expenses charged to client:

                    See Exhibit A, submitted under a request for confidential treatment.

         (b) Itemized list of all other expenses:

               No other expenses.

                                       Skadden, Arps, Slate, Meagher & Flom LLP


Date:  April 9, 2004                   By:  /s/Clifford M. Naeve
       _____________                        __________________________
                                            Clifford M. Naeve, Partner